Exhibit 99.2
Financial Statements as of and for the three years ended December 31, 2010

Crown Imports LLC
Table of Contents

Page(s)
Report of Independent Auditors	1

Financial Statements

Balance Sheets	2

Statements of Income	3

Statements of Changes in Members’ Equity	4

Statements of Cash Flows	5

Notes to Financial Statements	6-13

Report of Independent Auditors
To the Board of Directors and Members of
Crown Imports LLC
In our opinion, the accompanying balance sheets and the related statements of income, changes in members’ equity and cash flows present fairly, in all material respects, the financial position of Crown Imports LLC (a limited liability company) at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Chicago, Illinois
February 25, 2011

Crown Imports LLC
Balance Sheets
As of December 31, 2010 and 2009
(Dollars in thousands)

	2010	2009
Assets
Current assets
Cash and cash equivalents	$108,220	$52,195
Accounts receivable — net	102,108	99,067
Inventories	87,552	94,695
Prepaid expenses and other current assets	14,655	16,096
Receivables from related parties	56	9,652

Total current assets	312,591	271,705

Property and equipment, net	4,818	5,227
Long-term assets
Intangible assets	14,239	14,239

Goodwill	13,003	13,003

Total intangible assets	27,242	27,242

Other assets	68	68

Total assets	$344,719	$304,242

Liabilities and Members’ Equity
Current liabilities
Accounts payable	$22,729	$12,878
Accrued excise taxes	7,187	5,442
Accrued expenses	36,102	29,970
Accrued distribution to member	19,000	25,000
Payables to related parties	31,445	30,031

Total current liabilities	116,463	103,321

Long-term liabilities
Long-term incentive plan	4,410	3,381
Other liabilities	73	46

Total long-term liabilities	4,483	3,427

Members’ equity	223,773	197,494

Total liabilities and members’ equity	$344,719	$304,242

The accompanying notes are an integral part of these financial statements.

Crown Imports LLC
Statements of Income
For the Years Ended December 31, 2010, 2009, and 2008
(Dollars in thousands)

	2010	2009	2008
Sales	$2,533,631	$2,464,510	$2,628,602
Less: Excise taxes	(197,705)	(191,134)	(202,309)

Net sales	2,335,926	2,273,376	2,426,293
Cost of product sold	1,664,191	1,607,190	1,698,425

Gross profit	671,735	666,186	727,868
Operating expenses
Selling, general and administrative	237,454	219,631	224,944

Operating income	434,281	446,555	502,924
Interest income	73	248	1,330

Net income	$434,354	$446,803	$504,254

The accompanying notes are an integral part of these financial statements.

Crown Imports LLC
Statements of Changes in Members’ Equity
For the Years Ended December 31, 2010, 2009, and 2008
(Dollars in thousands)

	Member	Accumulated
	Contributions	Earnings/(Deficit)	Total
Balance, December 31, 2007	$221,656	$57,972	$279,628
Net income	—	504,254	504,254
Distributions paid to members	—	(511,819)	(511,819)

Balance, December 31, 2008	221,656	50,407	272,063

Net income	—	446,803	446,803
Distributions paid to members	—	(496,372)	(496,372)
Distributions payable to member	—	(25,000)	(25,000)

Balance, December 31, 2009	221,656	(24,162)	197,494

Net income	—	434,354	434,354
Distributions paid to members	—	(389,075)	(389,075)
Distributions payable to member	—	(19,000)	(19,000)

Balance, December 31, 2010	$221,656	$2,117	$223,773

The accompanying notes are an integral part of these financial statements.

Crown Imports LLC
Statements of Cash Flows
For the Years Ended December 31, 2010, 2009, and 2008
(Dollars in thousands)

	2010	2009	2008
Cash flows from operating activities
Net income	$434,354	$446,803	$504,254
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	1,803	1,353	1,073
Loss on disposal of long-lived assets	15	—	—
Changes in operating assets and liabilities
Decrease (increase) in -
Accounts receivable, including receivables from related parties	6,555	(1,291)	(760)
Inventories	7,143	37,075	22,065
Prepaid expenses and other assets	1,441	9,014	5,764
Increase (decrease) in -
Accounts payable, including payables to related parties	11,265	6,958	(8,429)
Accrued excise taxes	1,745	(3,821)	(815)
Accrued expenses and other liabilities	7,188	11,091	(10,420)

Net cash provided by operating activities	471,509	507,182	512,732

Cash flows from investing activities
Purchases of property and equipment	(1,409)	(1,232)	(1,746)

Net cash used in investing activities	(1,409)	(1,232)	(1,746)

Cash flows from financing activities
Distributions paid to members	(414,075)	(496,372)	(511,819)

Net cash used in financing activities	(414,075)	(496,372)	(511,819)

Net increase (decrease) in cash and cash equivalents	56,025	9,578	(833)
Cash and cash equivalents
Beginning of year	52,195	42,617	43,450

End of year	$108,220	$52,195	$42,617

The accompanying notes are an integral part of these financial statements.

Crown Imports LLC
Notes to Financial Statements
As of December 31, 2010 and for the Years Ended December 31, 2010, 2009, and 2008
(Dollars in thousands, unless otherwise noted)
1.	Description of the Business and Summary of Significant Accounting Policies
Description of the Business
Crown Imports LLC (the “Company” or “Joint Venture”), a Delaware limited liability company, is a 50-50 joint venture between GModelo Corporation (“GModelo”), a wholly-owned subsidiary of Diblo, S.A. de C.V. (“Diblo”), and Constellation Beers Ltd. (previously known as Barton Beers, Ltd.) (“Barton”), an indirect wholly-owned subsidiary of Constellation Brands, Inc. (“Constellation”), created on January 2, 2007. The Company imports, markets and sells an imported beer portfolio across the entire U.S., the District of Columbia and Guam. The Company’s portfolio includes Corona Extra, Corona Light, Coronita, Modelo Especial, Negra Modelo, Pacifico, Victoria, and St. Pauli Girl and Tsingtao beer brands. Hereafter, Corona Extra, Corona Light, Coronita, Modelo Especial, Negra Modelo, Pacifico, and Victoria are collectively referred to as the “Modelo Brands.”
On January 2, 2007, pursuant to a contribution agreement among Barton, Diblo and the Company (the “Barton Contribution Agreement”), Barton contributed to the Company substantially all of Barton’s assets relating to importing, marketing and selling certain Modelo Brands and the St. Pauli Girl and Tsingtao brands and liabilities associated therewith (the “Barton Contributed Net Assets”), in exchange for a 50% membership interest in the Company. Simultaneously, GModelo, a related party of Grupo Modelo, S.A.B. de C.V. (“Modelo”), joined Barton as a member of the Company. In exchange for a 50% membership interest in the Company, GModelo contributed cash in an equal amount to the Barton Contributed Net Assets, subject to specified adjustments. The operations and governance of the Joint Venture are provided for in the Company’s Amended and Restated Limited Liability Company Agreement dated January 2, 2007 (the “LLC Agreement”).
Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less at the time of the purchase to be cash equivalents. Such investments are stated at cost, which approximates fair value.
Accounts Receivable
The majority of the accounts receivable balance is generated from sales to independent distributors with whom the Company has a predetermined collection date arranged through electronic funds transfer. An allowance for doubtful accounts is determined based on historical information and an assessment of individual accounts.
Inventories
Inventories, principally consisting of product for resale, are valued at the lower of cost or market, cost being determined on the first-in, first-out method. Substantially all inventory is related to finished goods inventory. The Company assesses the valuation of its inventories and reduces the carrying value of those inventories that are obsolete or in excess of the Company’s forecasted usage to their estimated net realizable value.
Property and Equipment
Purchases of property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the respective assets, generally using the straight-line method. Amortization of leasehold improvements is provided over the lesser of the lease term or the estimated useful life of the asset. Direct costs related to internally-developed software projects are capitalized and amortized over their estimated useful life.

Crown Imports LLC
Notes to Financial Statements
As of December 31, 2010 and for the Years Ended December 31, 2010, 2009, and 2008
(Dollars in thousands, unless otherwise noted)
Amounts for maintenance and repairs are charged to expense as incurred. Major expenditures for improvements which are expected to increase the useful life of an item are capitalized to the appropriate asset accounts. Gains and losses on disposals of property and equipment are credited or charged to income. The estimated useful lives are as follows:

Depreciable life in years
Machinery and equipment	3 to 10
Software	3 to 7
Income Taxes
The Company is treated as a partnership for federal and state income tax purposes. Accordingly, the members are responsible for U.S. federal and substantially all state income tax liabilities arising out of the operations.
Revenue Recognition
Sales are recognized when title passes to the customer, which is generally when the product is delivered.
In accordance with the guidance provided in The FASB Accounting Standards Codification (“ASC”) surrounding Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), sales reflect reductions attributable to consideration given to customers in various customer incentive programs, including pricing discounts on single transactions, volume discounts, promotional and advertising allowances, and rebates. Certain customer incentive programs require management to estimate the cost of these programs. The accrued liability for these programs is determined through analysis of programs offered, historical trends, expectations regarding customer and consumer participation, sales and payment trends, and experience with payment patterns associated with similar programs that had been previously offered. Accrued promotional allowances at December 31, 2010 and 2009 were $13,502 and $14,004, respectively. Promotional expense for the years ended December 31, 2010, 2009, and 2008 was $121,611, $117,826, and $125,878, respectively.
In accordance with ASC guidance regarding How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement, excise taxes associated with transporting the products into the United States are recorded as a reduction to sales. In accordance with ASC guidance surrounding Reporting Revenue Gross as a Principal rather than Net as an Agent, the Company has entered into a revenue sharing agreement with one of its related parties, Extrade II, with sales being recorded on a gross basis.
Cost of Product Sold
The types of costs included in cost of product sold are principally cost of finished goods, packaging, and warehouse costs (including distribution network costs). Distribution network costs include inbound freight charges, outbound shipping and handling costs, purchasing and receiving costs, inspection costs, and warehousing costs.
Selling, General and Administrative Expenses
The types of costs included in selling, general and administrative expenses consist predominantly of advertising, marketing, and employee compensation and related benefits costs. Generally, distribution network costs are not included in the Company’s selling, general and administrative expenses, but are included in cost of product sold as described above. The Company expenses advertising costs as incurred, shown or distributed. Prepaid advertising costs at December 31,

Crown Imports LLC
Notes to Financial Statements
As of December 31, 2010 and for the Years Ended December 31, 2010, 2009, and 2008
(Dollars in thousands, unless otherwise noted)
2010 and 2009 were $5,829 and $5,100, respectively. Advertising expense for the years ended December 31, 2010, 2009, and 2008 was $139,826, $137,018, and $145,534, respectively.
In accordance with the guidance provided in the ASC surrounding Customer’s Characterization of Certain Consideration Received from a Vendor, cash consideration received by the Company from its vendors is presumed to be a reduction of the prices of the vendor’s products or services and, therefore, is characterized as a reduction of cost of product sold when recognized in the income statement, unless 1) it is a payment for assets or services delivered to the vendor, in which case the cash consideration shall be characterized as revenue (or other income, as appropriate) when recognized in the income statement or 2) it is a reimbursement of costs incurred by the Company to sell the vendor’s products, in which case the cash consideration shall be characterized as a reduction of that cost when recognized in the income statement.
On October 13, 2010, a decision was reached in binding arbitration in the case of Capital Beverage v. Crown Imports LLC. The arbitration panel found in favor of Capital Beverage, and awarded $9,032, plus Capital Beverage’s costs of $75, to be paid to Capital Beverage by the Company. The Company recorded and paid the award plus costs in 2010. Total expenses were included in selling, general and administrative expenses.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Subsequent Events
For the current reporting period, subsequent events were evaluated through February 25, 2011, which represents the date the financial statements were available to be issued.
2.	Property and Equipment
A summary of property and equipment as of December 31, 2010 and 2009 is as follows:

	2010	2009
Leasehold improvements	$1,014	$957
Machinery and equipment	3,744	3,770
Software	4,895	3,597

	9,653	8,324
Less — accumulated depreciation and amortization	4,835	3,097

Net property and equipment	$4,818	$5,227

Depreciation and amortization expense for the years ended December 31, 2010, 2009, and 2008 was equal to $1,803, $1,353, and $1,073, respectively.
3.	Intangible Assets
The carrying value of intangible assets, including goodwill, at December 31, 2010 and 2009, was $27,242. Intangible assets represent distribution rights that are not amortized because they have

Crown Imports LLC
Notes to Financial Statements
As of December 31, 2010 and for the Years Ended December 31, 2010, 2009, and 2008
(Dollars in thousands, unless otherwise noted)
an indefinite useful life. The Company reviews its intangible assets and goodwill annually for impairment, or sooner, if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. No impairments existed as of December 31, 2010 and 2009.

4.	Employee Benefit Plans
401(k) Plan
The Company sponsors a 401(k) plan for all salaried employees. The plan includes optional employee contributions as a percentage of eligible earnings, subject to Internal Revenue Service (“IRS”) limitations, with matching employer contributions as a percentage of eligible earnings.
Profit Sharing Plan
The Company sponsors a profit sharing plan for certain employees under which the Company makes discretionary contributions determined each plan year, subject to IRS limitations.
Supplementary Employee Benefit Plan (“SERP”)
The Company maintains a deferred compensation plan for key employees. The plan provides for employee deferrals for discretionary benefits provided by the Company, and the excess of any contributions owed through the profit sharing plan over IRS limitations. These employee benefits will be distributed in a lump-sum payment after the employees leave the Company.
Short-Term Incentive Plans
The Company maintains short-term incentive plans (“STIP”) for key employees. Eligible employees may be awarded cash bonuses, which vest based on achieving certain targets, as defined in the STIP.
Long-Term Incentive Plan
The Company maintains a long-term incentive plan (“LTIP”) for key employees. Eligible employees may be awarded cash bonuses, which vest based on achieving certain targets, as defined in the LTIP.
The total expenses under these plans for the years ended December 31, 2010, 2009, and 2008 are as follows:

	2010	2009	2008
401(k) plan	$441	$1,118	$701
Profit sharing plan	2,239	1,552	1,657
SERP	26	27	—
STIP	7,279	4,742	2,864
LTIP	4,387	3,257	1,172

Total	$14,372	$10,696	$6,394

The total amount accrued related to employee benefit plans as of December 31, 2010 and 2009 was $16,790 and $11,684, respectively.

Crown Imports LLC
Notes to Financial Statements
As of December 31, 2010 and for the Years Ended December 31, 2010, 2009, and 2008
(Dollars in thousands, unless otherwise noted)
5.	Related Party Transactions
The Company and Extrade II S.A. de C.V. (“Extrade II”), an affiliate of GModelo, entered into an Importer Agreement (the “Importer Agreement”) effective as of the Company’s inception pursuant to which Extrade II granted to the Company the exclusive rights to import, market and sell certain Modelo Brands in the 50 States of the U.S., the District of Columbia and Guam. The Modelo Brands represented approximately 98% of the Company’s sales for the years ended December 31, 2010, 2009, and 2008. The Company also entered into a Sub-license Agreement (the “Sub-license Agreement”), pursuant to which Marcas Modelo S.A. de C.V. (“Marcas Modelo”), another affiliate of GModelo, granted the Company an exclusive sub-license to use certain trademarks related to the Modelo Brands within this territory. Certain inventory purchases are made through Extrade I S.A. de C.V., (“Extrade I”), also an affiliate of GModelo. Total purchases from Extrade I and Extrade II under the Importer Agreement totaled $1,117,639, $1,067,160, and $1,133,384 for the years ended December 31, 2010, 2009, and 2008, respectively. As of December 31, 2010 and 2009, payables to related parties for inventory purchases included $12,493 and $4,159, respectively, due to Extrade II.
The Importer Agreement also allows the Company to recover certain costs. Payments made to the Company under the Importer Agreement for the years ended December 31, 2010, 2009, and 2008, amounted to $0, $3,617, and $1,672, respectively, with $0 outstanding at December 31, 2010 and 2009.
The Company makes royalty payments, which are included in cost of product sold, to Marcas Modelo for the use of the Modelo Brands brand names. Payments from the Company under the Sub-license Agreement for the years ended December 31, 2010, 2009, and 2008, amounted to $149,399, $143,122, and $153,339, respectively, with $1,871 and $525 due to this related party at December 31, 2010 and 2009, respectively.
Under the terms of the LLC Agreement, the Company follows a strategic pricing initiative (“Initiative”) for certain Modelo Brands sold in the Company’s territory. Based on this Initiative, the Company agrees to share revenue with Extrade II based on market price adjustments as established within the Importer Agreement, subject to recovery by the Company of certain costs that offset revenue sharing amounts. The amounts estimated by the Company under this Initiative are subject to periodic review by the joint venture members and adjustments, if any, are accounted for on a prospective basis. The Company has estimated revenue sharing, net of certain cost recoveries, earned by Extrade II amounted to $23,622, $24,781, and $14,446 for the years ended December 31, 2010, 2009, and 2008, respectively. The Company had a net payable to Extrade II of $7,541 and $7,727 as of December 31, 2010 and 2009, respectively.
Additionally, the Company entered into a marketing initiative with Marketing Modelo S.A. de C.V. (“Marketing Modelo”), an affiliate of GModelo, for advertising. The Company also purchased various marketing and promotional materials from GModelo. The total amount paid to these related parties for the years ended December 31, 2010, 2009, and 2008 for marketing and promotions amounted to $2,224, $1,877, and $1,847, respectively, with $7 and $21 due to this related party at December 31, 2010 and 2009, respectively.
Barton charged the Company $19,010, $18,279, and $17,576 for shared services provided to the Company for the years ended December 31, 2010, 2009, and 2008, respectively. Services provided include information technology, licensing, financial accounting, tax, administrative, legal and human resources. The current service agreement expires at the end of 2011. In 2012 and

Crown Imports LLC
Notes to Financial Statements
As of December 31, 2010 and for the Years Ended December 31, 2010, 2009, and 2008
(Dollars in thousands, unless otherwise noted)
2013, the services provided will only include information technology. The fee is charged monthly, with future annual commitments as follows:

Years ending December 31
2011	$19,771
2012	6,700
2013	6,800

Total future commitments	$33,271

6.	Leases
The Company’s leasing operations consist principally of the leasing of office space and motor vehicles.
Office space leases are all classified as operating leases and expire over the next ten years. Motor vehicle leases are classified as operating and expire over the next three years.
The future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows at December 31, 2010:

Years ending December 31
2011	$3,205
2012	984
2013	752
2014	734
2015	753
Thereafter	2,005

Total minimum payments	$8,433

Total rental expense was $3,089, $3,585, and $3,677 for the years ended December 31, 2010, 2009, and 2008, respectively.
7.	Commitments and Contingencies
Line of Credit
The Company maintains an uncommitted line of credit with Citibank, N.A., which provides for maximum borrowings of $15,000. The line of credit matured on December 31, 2010. Borrowings under the line of credit bear an interest rate determined two business days before the first day of such interest period based on the rate per annum at which U.S. Dollar deposits are offered to prime banks in the London interbank market plus a margin of 200 basis points. As of January 2, 2011, the line of credit was renewed by management with a maturity date of December 31, 2011 under comparable terms. As of December 31, 2010 and 2009, there were no outstanding balances on the line of credit.
Warehouse Commitments
The Company enters into warehousing agreements, where rentals are based on a fixed rate per case stored, along with associated handling and repackaging fees. Under certain warehousing agreements, the Company is required to make minimum future payments based on minimum case volume per annum, whether it uses the warehouse or not. For the years ended December 31,

Crown Imports LLC
Notes to Financial Statements
As of December 31, 2010 and for the Years Ended December 31, 2010, 2009, and 2008
(Dollars in thousands, unless otherwise noted)
2010, 2009, and 2008, the Company met all minimum requirements. The annual amount of such required payments at December 31, 2010 is as follows:

Year ending December 31
2011	$2,913

Total minimum payments	$2,913

Contingencies
The Company is a party to various litigation, which arises in the ordinary course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liability will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.
On December 15, 2009, the Company became aware of a lawsuit filed by GModelo against Constellation regarding a disagreement over how incremental marketing costs for the Company in 2010 were to be funded. The Company was not a party to this lawsuit, and the lawsuit was not expected to have a material impact upon the Company’s financial position or its ongoing operations. On October 29, 2010, the lawsuit was voluntarily dismissed by agreement of GModelo and Constellation, with no material impact to the Company’s financial position or its operations.
Distribution Agreements
The Company distributes Tsingtao and St. Pauli Girl beer pursuant to exclusive distribution agreements with the suppliers of these products. The Company’s agreement with Tsingtao and St. Pauli Girl are both scheduled to expire on December 31, 2011. Prior to their expiration, these agreements may be terminated if the Company fails to meet certain performance criteria. At December 31, 2010, the Company believes it is in compliance with all of its material distribution agreements with its suppliers, and the Company does not believe that these agreements will be terminated. The Company is in the process of extending the terms of the agreements.
8.	Members’ Equity
The Company has been established as a limited liability company. Under the terms of the LLC Agreement, there is one class of membership interest in the Company and, unless otherwise provided for in the LLC Agreement, all membership interests are entitled to the same benefits, rights, duties and obligations and vote on all matters as a single class. Additionally, under the terms of the LLC Agreement, no member of the Company is liable for any debt, obligation or liability of the Company, except as provided by law or otherwise specifically as provided in the LLC Agreement. A member cannot, unless otherwise provided for in the LLC Agreement, transfer all or any portion of its membership interest.
The Company is authorized to establish a capital account for each member equal to that member’s initial capital contribution, represented by Common Units. The Common Units are voting and subject to transfer restrictions as defined in the LLC Agreement. As of December 31, 2010 and 2009, the Company had 100 Common Units, with each of GModelo and Barton owning 50 units, in exchange for the contributions made to the Company at inception.
As described in the LLC Agreement, under certain circumstances including (i) material interference with the Importer Agreement, Barton has the right (but not the obligation) to sell its membership interest to GModelo; (ii) a proposed change in control of Barton, GModelo has the right (but not the obligation) to purchase Barton’s membership interest; and (iii) at the conclusion of each ten year

Crown Imports LLC
Notes to Financial Statements
As of December 31, 2010 and for the Years Ended December 31, 2010, 2009, and 2008
(Dollars in thousands, unless otherwise noted)
period of the joint venture, GModelo has the right (but not the obligation) to purchase Barton’s membership interest. Any such transfer is subject to the satisfaction of certain conditions, and the relevant purchase price is determined pursuant to specific formulas, all as set forth in the LLC Agreement.